

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

Drake Mills
Chief Executive Officer
Origin Bancorp, Inc.
500 South Service Road East
Ruston, LA 71270

> **Re: Origin Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 13, 2022**
> **File No. 333-264279**

Dear Mr. Mills:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Opinion of BTH's Financial Advisor, page 50

1. Please disclose here and on page 62 the financial projections provided by BTH's and Origin's management and used by Piper Sandler and Stephens to perform their respective financial analyses.

Exhibits

2. Please file the voting agreements referenced as Exhibit B and Exhibit C to Annex A as exhibits to your registration statement.

3. Please file the consent of each director nominee as an exhibit to your registration statement. Refer to Rule 438 of Regulation C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Kevin Strachan, Esq.